May 9, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479, TSE Div. No.1)
Contact:	Naoyuki Kimura
General Manager
Personnel Department
Phone:	+81-(0)3-6758-6712

Notice of Personnel Changes

MINEBEA MITSUMI Inc. hereby announces the following Executive changes decided at the Board of Directors Meeting held today.

The Directors, Audit & Supervisory Board Members and Executive Officers and Technical Officer to be officially decided through the Ordinary General Meeting of Shareholders and the Board of Directors meeting to be held on Thursday, June 29, 2017 are as follows:

New official position	Present official position	Name
Representative Director, Chairman & President (CEO & COO)	Representative Director, President and Chief Executive Officer	Yoshihisa Kainuma	Newly appointed
Representative Director, Vice Chairman	Adviser	Shigeru Moribe	Newly appointed as Director
Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer	Ryozo Iwaya
Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer	Tamio Uchibori
Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer	Tetsuya Tsuruta
Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer	Shigeru None
Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer	Hiromi Yoda
Director, Senior Managing Executive Officer	Senior Managing Executive Officer	Shuji Uehara	Newly appointed as Director
Director, Managing Executive Officer	Managing Executive Officer	Michiya Kagami	Newly appointed as Director
Director, Managing Executive Officer	Adviser	Hiroshi Aso	Newly appointed as Director, Newly appointed as Executive Officer
Outside Director	Outside Director	Kohshi Murakami

Outside Director	Outside Director	Takashi Matsuoka
Standing Audit & Supervisory Board Member	Standing Audit & Supervisory Board Member	Kazunari Shimizu
Standing Outside Audit & Supervisory Board Member	Standing Outside Audit & Supervisory Board Member	Kazuyoshi Tokimaru
Outside Audit & Supervisory Board Member	Outside Audit & Supervisory Board Member	Hisayoshi Rikuna
Outside Audit & Supervisory Board Member	Outside Audit & Supervisory Board Member	Shinichiro Shibasaki
Managing Executive Officer	Managing Executive Officer	Masayuki Imanaka
Managing Executive Officer	Managing Executive Officer	Tatsuo Matsuda
Managing Executive Officer	Managing Executive Officer	Hiroshi Yoshikawa
Managing Executive Officer	Managing Executive Officer	Joerg Hoffmann
Managing Executive Officer	Executive Officer	Haruki Kato	Promoted
Managing Executive Officer	Executive Officer	Kazunori Sawayama	Promoted
Managing Executive Officer	Executive Officer	Katsuhiko Yoshida	Promoted
Managing Executive Officer	Executive Officer	Takuya Sato	Promoted
Executive Officer	Executive Officer	Koichiro Kojima
Executive Officer	Executive Officer	Hiroyuki Akatsu
Executive Officer	Executive Officer	Koichiro Komiya
Executive Officer	Executive Officer	Koichi Takeshita
Executive Officer	Executive Officer	Osamu Nakamura
Executive Officer	Executive Officer	Michihiro Tame
Executive Officer	Executive Officer	Atsushi Shiraishi
Executive Officer	Executive Officer	Shigenori Hoya
Executive Officer	Executive Officer	Satoshi Yoneda
Executive Officer	Executive Officer	Daniel J. Lemieux
Executive Officer	Executive Officer	Shuji Kobayashi
Executive Officer	Executive Officer	Kazuo Misumi
Executive Officer	Executive Officer	Takaaki Asawa
Executive Officer	Executive Officer	Junichi Mochizuki
Technical Officer	Technical Officer	Shingo Suzuki
Executive Officer	Executive Officer	Katsumasa Yamashina
Executive Officer	Executive Officer	Keitaro Kanzaki
Executive Officer	Executive Officer	Hideo Asakawa
Executive Officer	Executive Officer	Satoshi Mizuma
Executive Officer	Executive Officer	Tadashi Adachi
Executive Officer	Executive Officer	Katsuyuki Iwakuma
Executive Officer	Executive Officer	Shinichi Yamamura
Executive Officer	Officer in charge of Automotive & Global Motor Business Div. at Electronic Device & Component Manufacturing Headquarters	Kenji Fukunaga	Newly appointed as Executive Officer

The following Directors and Executive Officers will retire at the end of the Ordinary General Meeting of Shareholders on Thursday, June 29, 2017:

Director, Senior Managing Executive Officer	Hirotaka Fujita
Director, Senior Managing Executive Officer	Daishiro Konomi

♯ ♯ ♯